FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                          Commission File No. 000-26495

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

            Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

            Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                      Index

Item 1.  Recent Developments
Item 2.  Information incorporated by Reference
Item 3.  Exhibits

Item 1. Recent Developments

            The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch Software Ltd.'s (all references herein to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd.) actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, as amended.

      On January 29, 2003 Commtouch entered into a Convertible Loan Agreement ("Convertible Loan Agreement"), including certain ancillary agreements and documents attached as exhibits thereto, with certain lenders identified in Exhibit "A" to such Convertible Loan Agreement. While the Convertible Loan Agreement allowed for a maximum possible loan amount of $1,250,000, as of March 26, 2003, the lenders had agreed to advance Commtouch a loan of $905,000. On March 28, 2003, by way of Addendum 1 to the Convertible Loan Agreement, the Company and the lenders amended the Convertible Loan Agreement to provide an option to certain of the lenders, their affiliates and investors from the Company's previous round of financing the right to loan the Company an amount of up to $345,000, representing the difference between the maximum loan amount originally contemplated and the amount of the loan as at March 26, 2003. The option will lapse unless it is exercised by no later than May 15, 2003. The Convertible Loan Agreement and Addendum 1 thereto are hereinafter referred to as


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"Agreement".  The following discussion is qualified in its entirety by reference to the text of the Agreement, which is attached as an exhibit to this report.

      The loan amount is to be paid in two tranches, with the first and second tranches set at $362,000 and $543,000 respectively. As of the filing of this report, the first tranche closing conditions had been met and closing of the first tranche occurred on March 4, 2003. Shortly thereafter, the Company received loan proceeds of $362,000. Also, all of the lenders have notified the Company of their intention to fund the second tranche of the loan agreement. If the option under Addendum 1 is exercised, the additional loan amount shall be treated as if it were originally a portion of the second tranche funds, with all relevant terms and conditions of the Agreement being applicable thereto. The Company will use the proceeds of advances made under the Agreement for general corporate purposes.

      The closing of the second tranche is subject to the fulfillment of the following closing conditions:

      a. approval of the board of directors and shareholders of the Company of any necessary increase in the authorized share capital of the Company (in an amount as determined by the Board of Directors of the Company), which amount shall provide for an adequate reserve of Shares for issuance upon conversion of the loan into equity and exercise of the warrants relating to the second tranche funds advanced by the lenders, and (whether or not the authorized share capital needs to be increased) any necessary approval by the shareholders of the Company of the second tranche funding (including disclosure as part of the materials relating to the vote, of as much information as is necessary to ensure compliance with NASDAQ or SEC regulations);

      b. the representations and warranties made by the Company in the Agreement, shall be true when made, and shall be true and correct at the date of the second closing with same force and effect as if they had been made and as of the same date and no event of default (as defined in the promissory note attached as Exhibit B to the Agreement) shall exist;

      c. the Company shall have sent by fax to the relevant lenders the promissory notes and warrants reflecting the amount of the second tranche of the loan (including any rights of "Defaulting Lenders" to which "Non-Defaulting Lenders" are entitled, as such terms are defined in the Agreement); and

      d. the Company shall, in a manner satisfactory to the "Collateral Agent" (as defined in the Agreement), provide for and perfect the security interests in the second tranche funds in a manner identical to the security interests in the first tranche funds.

      The loan is to be repaid after three years, unless converted into equity by the lenders or a defined event triggering early repayment is met, and it bears interest at a rate of ten percent per annum. Furthermore, the loan principal and interest may be converted by the lenders into equity in the Company at any time during the loan term, at a conversion price of $.25 per Ordinary Share ("Conversion Price").

      Warrants exercisable for the company's ordinary shares will be issued to the lenders as loan amounts are advanced to Commtouch, based on such loan amounts advanced divided by the


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Conversion  Price.  Each one-third of the warrants are exercisable at prices per
Ordinary Share of $.25, $.33 and $.50 respectively, and the warrants are exercisable at any time within five years of issuance. Warrants shall also be issued on an annual basis for any accumulated interest on the loan.

      As security for repayment of the loaned amounts, the lenders have been granted security interests in all of the assets of the Company. Also, the lenders are entitled to nominate one director for election to the Board of Directors of the Company or appoint one observer to the Board.

      Even though the lenders have exercised their option to fund the second tranche of the loan, we might not be able to satisfy all of the conditions to closing of the second tranche of the loan, as described hereinabove. If this occurs, we likely would need to raise money from alternative sources to continue to fund our operations. Such alternative funding might not be available.

      Also, the Company has agreed that, among other things, until all loans are repaid, it will not pay any dividends or make any distribution on its outstanding Ordinary Shares, or redeem any Shares for consideration without the prior written consent of 50% of all the lenders. Also, the Company has agreed not to alter its capital structure or permit any corporate reorganization and/or disposal of assets outside the ordinary course of business, except as authorized by vote of its board of directors and shareholders. The Company will be required to secure approval of 50% of the lenders before issuing preferred shares or other preferential liquidation rights. The Company has agreed not to create any security interests on indebtedness that will rank prior to advances under the Agreement and the security interest granted under the instruments provided for in the Agreement, without approval of 50% of the lenders. The Company has agreed that it and its subsidiaries will continue to engage substantially in the same businesses and not to enter into certain business combination transactions. The Company's total funding received or receivable from the Israeli Office of Chief Scientist is limited to a maximum in the aggregate of $1,500,000. The Company has given a security interest to the lenders in all its present and future assets

      The lenders comprising not less than 50% of all the lenders may require the Company to register with the Securities and Exchange Commission the resale of all Ordinary Shares issuable to the lenders under the Agreement. The lenders may also sell their shares in other registration statements that the Company files for its own benefit or that of third parties who wish to sell shares. This right expires three (3) months after the third anniversary of the last applicable Warrant issuance date. The maximum number of shares that may be registered is 13,310,000. The Company will pay the expenses of these registrations, except for underwriting discounts and commissions and the fees and expenses of any lender's counsel. The Company has also agreed to indemnify the lenders against certain liabilities arising from the public offer and sale of their shares pursuant to the registration.

      Nothing in this discussion should be taken as an indication or projection by us that the price of our Ordinary Shares will attain any particular levels. While the Company believes that it has sufficient funds to launch its anti-Spam solutions, the Company is continually searching for additional sources of financing, whether from financial institutions or strategic partners.


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Item 2. Information Incorporated by Reference

      The information in this Report on Form 6-K and the exhibits herein are incorporated by reference in all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 3. Exhibits

      The exhibits listed on the Exhibit Index attached hereto are incorporated by reference.

Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMMTOUCH SOFTWARE LTD.
                                            (Registrant)


Date ______________________                 By _________________________________
                                            Name: Devyani Patel
                                            Title: VP Finance


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                                  Exhibit Index

Exhibit           Description of Document
-------           -----------------------

1.                Convertible   Loan  Agreement   ("Agreement"),   inclusive  of
                  Exhibits "A" through D thereto

2.                Exhibit "F" to the Agreement - Form of Guaranty

3.                Exhibit  "G"  to  the  Agreement  - Form  of  U.S.  Subsidiary
                  Security Agreement

4.                Exhibit  "H"  to the  Agreement  - Form  of  Company  Security
                  Agreement

5.                Exhibit  "I" to the  Agreement  - Form  of  Collateral  Agency
                  Agreement

6.                Exhibit "J" to the  Agreement  - Form of Patent and  Trademark
                  Security Agreement

7. Exhibit "K" to the Agreement - Opinion of Israeli Counsel to the Company

8.                Exhibit  "L" to the  Agreement  - Opinion of US Counsel to the
                  Company

9.                Addendum 1 to Convertible Loan Agreement